# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Replimune Group, Inc., CIK 0001737953
CUSIP: 76029N106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 500 Unicorn Park Drive, Suite 303, Woburn, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 03/07/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,045,336; shared voting power 0; sole dispositive power 11,045,336; shared dispositive power 0; aggregate amount beneficially owned 11,045,336 (14.3% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,045,336; shared voting power 0; sole dispositive power 11,045,336; shared dispositive power 0; aggregate amount beneficially owned 11,045,336 (14.3% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,045,336; shared voting power 0; sole dispositive power 11,045,336; shared dispositive power 0; aggregate amount beneficially owned 11,045,336 (14.3% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,045,336; shared voting power 0; sole dispositive power 11,045,336; shared dispositive power 0; aggregate amount beneficially owned 11,045,336 (14.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Replimune Group, Inc.
Address of issuer's principal executive offices: 500 Unicorn Park Drive, Suite 303, Woburn, Massachusetts (MA), 01801
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: The Reporting Persons are Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons").
Residence or business address:
The business address of each of the Reporting Persons is:
c/o Baker Bros. Advisors LP
860 Washington Street, 3rd Floor
New York, NY 10014
(212) 339-5690
Present principal occupation or employment: The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons nor any of 667, L.P. ("667") and Baker Brothers Life Sciences, L.P. ("Life Sciences"), collectively, (the "Funds") has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons nor any of the Funds has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 4 below is incorporated herein by reference.

The securities of Replimune Group, Inc. (the "Issuer") held by the Funds reported herein were purchased with working capital of the Funds in the open market, in transactions with the underwriters and in a private placement directly with the Issuer. The Funds acquired 4,542,391 warrants in underwritten public offerings in June 2020, October 2020, and December 2022 to purchase shares of common stock of the Issuer ("Common Stock") that are exercisable at any time on a 1-for-1 basis into Common Stock at an exercise price of $0.0001 per warrant with no expiration date, subject to beneficial ownership limitations described in Item 5 (the "2020/2022 $0.0001 Prefunded Warrants"). The Funds acquired 3,846,184 warrants in an underwritten public offering in November 2024 to purchase shares of Common Stock that are exercisable at any time on a 1-for-1 basis into Common Stock at an exercise price of $0.0001 per warrant with no expiration date, subject to beneficial ownership limitations described in Item 5 (the "2024 $0.0001 Prefunded Warrants"). The Funds acquired 5,669,578 warrants in a private placement in June 2024 to purchase shares of Common Stock that are exercisable at any time on a 1-for-1 basis into Common Stock at an exercise price of $0.001 per warrant with no expiration date, subject to beneficial ownership limitations described in Item 5 (the "$0.001 Prefunded Warrants", and together with the 2020/2022 $0.0001 Prefunded Warrants and the 2024 $0.0001 Prefunded Warrants, the "Prefunded Warrants"). All other securities were purchased by the Funds in the open market. The aggregate purchase price of the securities of the Issuer directly held by the Funds reported herein was approximately $337,883,672.

The Reporting Persons may in the ordinary course of business hold securities in margin accounts maintained for the Funds with prime brokers, which extend margin credit as and when required, subject to applicable margin regulations, stock exchange rules and such firms' credit policies. Positions in securities may be pledged as collateral security for the repayment of debit balances in such accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 3, Item 5 and Item 6 below are incorporated herein by reference.

On March 5, 2025, the board of directors of the Issuer (the "Board"), upon the recommendation of the Board's Nominating and Corporate Governance Committee, (i) increased the size of the Board from nine members to ten, and (ii) appointed Michael Goller, a full-time employee of the Adviser to the Board, effective immediately. Michael Goller will serve as a Class I director until the Company's 2025 annual general meeting of shareholders and until his successor has been duly elected and qualified or until his earlier death, resignation or removal.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of Prefunded Warrants, exercise of Stock Options (as defined in Item 5) or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosures in the Reporting Persons pages and in Item 4 are incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 77,014,781 shares of Common Stock outstanding as of February 7, 2025 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on February 12, 2025. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of Prefunded Warrants, subject to the limitations on exercise described below.
Number of shares as to which each person has sole or shared power to vote or dispose:
667 is a direct holder of 929,241 shares of Common Stock, 439,755 2020/2022 $0.0001 Prefunded Warrants, 327,307 2024 $0.0001 Prefunded Warrants and 469,995 $0.001 Prefunded Warrants.

Life Sciences is a direct holder of 10,116,095 shares of Common Stock, 4,102,636 2020/2022 $0.0001 Prefunded Warrants, 3,518,877 2024 $0.0001 Prefunded Warrants and 5,199,583 $0.001 Prefunded Warrants.

The 2020/2022 $0.0001 Prefunded Warrants are only exercisable to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock (the "2020/2022 $0.0001 Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the 2020/2022 $0.0001 Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. On December 29, 2020, the Reporting Persons notified the Issuer of a decrease in the 2020/2022 $0.0001 Maximum Percentage from 9.99% to 4.99% in respect of the 2020/2022 $0.0001 Prefunded Warrants issued in June 2020 and October 2020; such decrease took effect on February 28, 2021. On December 13, 2022, the Reporting Persons notified the Issuer of a decrease in the 2020/2022 $0.0001 Maximum Percentage from 9.99% to 4.99% in respect of 2020/2022 $0.0001 Prefunded Warrants issued in December 2022; such decrease took effect on February 12, 2023. Due to the 2020/2022 $0.0001 Maximum Percentage, the Funds cannot presently exercise any shares of 2020/2022 $0.0001 Prefunded Warrants.

The foregoing description of the 2020/2022 $0.0001 Prefunded Warrants is qualified in its entirety by reference to the full text of the Form of 2020/2022 $0.0001 Prefunded Warrant, which is incorporated by reference as Exhibit 99.2, and which is incorporated herein by reference.

The 2024 $0.0001 Prefunded Warrants are only exercisable to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock (the "2024 $0.0001 Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the 2024 $0.0001 Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. Due to the 2024 $0.0001 Maximum Percentage, the Funds cannot presently exercise any shares of the 2024 $0.0001 Prefunded Warrants.

The foregoing description of the 2024 $0.0001 Prefunded Warrants is qualified in its entirety by reference to the full text of the Form of 2024 $0.0001 Prefunded Warrant, which is incorporated by reference as Exhibit 99.4, and which is incorporated herein by reference.

The $0.001 Prefunded Warrants are only exercisable to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Common Stock (the "$0.001 Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the $0.001 Maximum Percentage applicable to that Fund to any other percentage not in excess of 9.99%. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. Due to the $0.001 Maximum Percentage, the Funds cannot presently exercise any shares of $0.001 Prefunded Warrants.

The foregoing description of the $0.001 Prefunded Warrants is qualified in its entirety by reference to the full text of the Form of $0.001 Prefunded Warrant, which is incorporated by reference as Exhibit 99.3, and which is incorporated herein by reference.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

On March 5, 2025 in connection with his appointment to the Board, Michael Goller was granted 64,000 options to purchase Common Stock ("Stock Options") at an exercise price of $12.29 per share, 25% of which vest on March 5, 2026 with the remaining 75% vesting in 24 equal monthly installments thereafter. The Stock Options expire on March 5, 2035.

Michael Goller serves on the Board as representative for the Funds. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

The Adviser has voting and investment power over the Stock Options and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Michael Goller as director's compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Michael Goller as director's compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Transactions in the class effected during the past sixty days: (c) The information set forth in Item 5 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosures set forth in Item 3 and Item 5 are hereby incorporated by reference into this Item 6.

Prefunded Warrants

The Form of 2020/2022 $0.0001 Prefunded Warrant is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference. The Form of $0.001 Prefunded Warrant is incorporated by reference as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference. The Form of 2024 $0.0001 Prefunded Warrant is incorporated by reference as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

On March 5, 2025, the Funds entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer pursuant to which the Funds are entitled to certain resale registration rights with respect to shares of Common Stock of the Issuer issued or issuable upon the conversion of any securities of the Issuer that are now held or are hereafter acquired by the Funds (the "Registrable Securities").

Under the Registration Rights Agreement, following a request by the Funds, the Issuer is obligated to file a resale registration statement on Form S-3, or other appropriate form, covering Registrable Securities held by the Funds (the "Resale Registration Shelf"), and to keep the Resale Registration Shelf effective until the earlier of such time that (i) all Registrable Securities covered by the Resale Registration Shelf have been sold or may be sold freely without limitations or restrictions as to volume or manner of sale pursuant to Rule 144 of the Securities Act of 1933, as amended, or (ii) all Registrable Securities covered by the Resale Registration Shelf otherwise cease to be considered Registrable Securities pursuant to the terms of the Registration Rights Agreement. Under the Registration Rights Agreement, the Funds have the right to (i) one underwritten public offering per calendar year, but no more than three underwritten public offerings in total, and (ii) no more than two underwritten public offerings or block trades in any twelve-month period, to effect the sale or distribution of Registrable Securities, subject to specified exceptions, conditions and limitations. The rights of the Funds under the Registration Rights Agreement will continue in effect for up to ten years.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.5 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

99.1 Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2 Form of 2020/2022 $0.0001 Prefunded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on June 11, 2020).

99.3 Form of $0.001 Prefunded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on June 13, 2024).

99.4 Form of 2024 $0.0001 Prefunded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K/A, filed with the SEC on December 4, 2024).

99.5 Registration Rights Agreement, by and among Replimune Group, Inc., 667, L.P., and Baker Brothers Life Sciences, L.P., dated as of March 5, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 7, 2025).
..

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, By: Baker Bros. Advisors (GP) LLC, its general partner Scott L. Lessing/ President (03/07/2025)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (03/07/2025)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (03/07/2025)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (03/07/2025)